Exhibit 99.1

21Vianet Group, Inc. Announces New Capital Structure Initiative to

Enhance the Stability of Its Corporate Structure

BEIJING, Oct. 14, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it has entered into an agreement with Personal Group Limited (the “Purchaser”), a British Virgin Islands company wholly owned by Mr. Sheng Chen, the Executive Chairman of the Board of Directors of the Company, pursuant to which the Company agrees to issue up to 60,000 newly created Class C ordinary shares to the Purchaser, subject to certain existing shareholders’ participation right as discussed below, at a price of US$1.35 per share, which is equal to the volume weighted average price of the Company’s American depositary shares (“ADSs”) for the 30 trading days up to and including October 11, 2019, adjusted by the ADS-to-share ratio. Each ADS represents six Class A ordinary shares of the Company.

Pursuant to an investor right agreement, two of the Company’s existing shareholders, King Venture Holdings Limited and Xiaomi Ventures Limited, have the participation right to subscribe up to 5,049 and 1,468 Class C ordinary shares, respectively, on the same terms as the Purchaser. If these two shareholders exercise their participation right, the number of Class C ordinary shares issued to the Purchaser will be reduced accordingly.

This issuance of the newly created Class C ordinary shares is an initiative by the Company to enhance its ability to execute business strategies over the long term under the leadership of the Company’s board and senior management. Class C ordinary shares entitle the holders thereof the same rights as Class A ordinary shares except for veto right on three corporate matters and conversion right. Please see Annex A hereto for the rights of Class C ordinary shares.

The issuance has been approved by the Company’s audit committee and board of directors.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

Annex A

Rights of Class C Ordinary Shares

1.

Holders of Class C ordinary shares shall at all times vote together with holders of Class A ordinary shares and Class B ordinary shares as one class on all resolutions submitted to a vote by the Shareholders. Each Class C ordinary share shall only entitle the holder thereof to one (1) vote on matters subject to vote at general meetings of the Company, except that the Company shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a Special Resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares:

(a)

any appointment or removal of Directors other than the appointment or removal of Directors that is made pursuant to a Shareholder’s right under (i) the Investor Rights Agreement dated January 15, 2015 among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein; and (ii) the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited;

(b)

the entry into any agreement by the Company or its subsidiaries with any shareholder who holds more than 10% of the Company’s issued and outstanding share capital or such shareholder’s Affiliate, other than agreements entered into in the Company’s ordinary course of business with a total contract amount below 10% of the Company’s consolidated total revenue in the most recent completed fiscal year; and

(c)	any proposed amendments to the Company’s memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares.

2.

Each Class C ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class C ordinary share by delivering a written notice to the Company that such holder elects to convert a specified number of Class C ordinary shares into Class A ordinary shares.

3.

Any number of Class C ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any of the following:

(a)

any sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class C ordinary shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class C ordinary shares, in which case all the related Class C ordinary shares shall be automatically converted into the same number of Class A ordinary shares; or

(b)

the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class C ordinary shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Affiliate of the holder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

4.

Any conversion of Class C ordinary shares into Class A ordinary shares shall be effected by means of the re-designation of each relevant Class C ordinary share as a Class A ordinary share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Class C ordinary shares as Class A ordinary shares.

5.	Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances.

6.

Save and except for voting rights and conversion rights as set out above, the Class A ordinary shares, the Class B ordinary shares and the Class C ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

7.	Capitalized terms that are not defined herein shall have the meaning ascribed to them under the Company’s currently effective memorandum and articles of association.